UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                                  SCHEDULE 13G


                  Under the Securities and Exchange Act of 1934
                              (Amendment No.    )*



                              U.S. Aggregates, Inc.
 ------------------------------------------------------------------------------
                                (Name of Issuer)



                     Common Stock, par value $.01 per share
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                   90334D 10 9
 ------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 1999
 ------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 [ ]  Rule  13d-1(b)
 [ ]  Rule  13d-1(c)
 [X]  Rule  13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP  NO.  90334D  10  9


1)   Name of Reporting Person      Golder, Thoma, Cressey, Rauner Fund IV, L.P.
     I.R.S.  Identification  Nos.  of  above  persons  (entities  only)



2)   Check  the  Appropriate  Box  if  a  Member  of  a  Group*
     (a)     [ ]
     (b)     [X]



3)   SEC  Use  Only



4)   Citizenship  or  Place  of  Organization                           Delaware



NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH

5)   Sole  Voting  Power            None  (See  Item  4)
6)   Shared  Voting  Power          7,824,997  (See  Item  4)
7)   Sole  Dispositive  Power       None  (See  Item  4)
8)   Shared  Dispositive  Power     7,824,997  (See  Item  4)



9) Aggregate Amount Beneficially Owned by Each Reporting Person 7,824,997 (See Item 4)



10)  Check  box  if  the  Aggregate  Amount  in Row (9) Excludes Certain Shares*
     [X]



11)  Percent  of  Class  Represented  by  Amount  In  Row  (9)          52.5%



12)  Type  of  Reporting  Person*                                       PN




                      *See Instructions Before Filling Out!

CUSIP  NO.  90334D  10  9


1)   Name  of  Reporting  Person                                GTCR  IV,  L.P.
     I.R.S.  Identification  Nos.  of  above  persons  (entities  only)



2)   Check  the  Appropriate  Box  if  a  Member  of  a  Group*
     (a)     [ ]
     (b)     [X]



3)   SEC  Use  Only



4)   Citizenship  or  Place  of  Organization                           Delaware



NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH

5)   Sole  Voting  Power            None  (See  Item  4)
6)   Shared  Voting  Power          7,824,997  (See  Item  4)
7)   Sole  Dispositive  Power       None  (See  Item  4)
8)   Shared  Dispositive  Power     7,824,997  (See  Item  4)



9) Aggregate Amount Beneficially Owned by Each Reporting Person 7,824,997 (See Item 4)



10)  Check  box  if  the  Aggregate  Amount  in Row (9) Excludes Certain Shares*
     [X]



11)  Percent  of  Class  Represented  by  Amount  In  Row  (9)          52.5%



12)  Type  of  Reporting  Person*                                       PN




                      *See Instructions Before Filling Out!

CUSIP  NO.  90334D  10  9


1)   Name  of Reporting Person             Golder, Thoma, Cressey, Rauner, Inc.
     I.R.S.  Identification  Nos.  of  above  persons  (entities  only)



2)   Check  the  Appropriate  Box  if  a  Member  of  a  Group*
     (a)     [ ]
     (b)     [X]



3)   SEC  Use  Only



4)   Citizenship  or  Place  of  Organization                           Delaware



NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH

5)   Sole  Voting  Power            None  (See  Item  4)
6)   Shared  Voting  Power          7,824,997  (See  Item  4)
7)   Sole  Dispositive  Power       None  (See  Item  4)
8)   Shared  Dispositive  Power     7,824,997  (See  Item  4)



9) Aggregate Amount Beneficially Owned by Each Reporting Person 7,824,997 (See Item 4)



10)  Check  box  if  the  Aggregate  Amount  in Row (9) Excludes Certain Shares*
     [X]



11)  Percent  of  Class  Represented  by  Amount  In  Row  (9)          52.5%



12)  Type  of  Reporting  Person*                                       CO




                      *See Instructions Before Filling Out!

ITEM  1(A)          NAME  OF  ISSUER.

U.S.  Aggregates,  Inc.  (the  "Company")


ITEM  1(B)          ADDRESS  OF  ISSUER'S  PRINCIPAL  EXECUTIVE  OFFICES.

400  South  El  Camino  Real,  Suite  500
San  Mateo,  California  94402


ITEM  2(A)          NAMES  OF  PERSONS  FILING.

This statement is filed jointly by each of the following persons pursuant to Rule 13d-(1)(k) promulgated by the Securities and Exchange Commission (the "SEC") under Section 13 of the Securities Exchange Act of 1934, as amended (the "Act"): (i) Golder, Thoma, Cressey, Rauner Fund IV, L.P., a Delaware limited partnership (the "Fund"), by virtue of its direct beneficial ownership of Common Stock, (ii) GTCR IV, L.P., a Delaware limited partnership ("GTCR IV"), by virtue of it being the general partner of the Fund, and (iii) Golder, Thoma, Cressey, Rauner, Inc., a Delaware corporation, by virtue of it being the general partner of GTCR IV. The Fund, GTCR IV and Golder, Thoma, Cressey, Rauner, Inc. are sometimes referred to herein individually as a "Reporting Person" and collectively as the "Reporting Persons."

Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information by another Reporting Person. By their signature on this statement, each of the Reporting Persons agrees that this statement is filed on behalf of such Reporting Person.

The  Reporting  Persons  may  be  deemed to constitute a "group" for purposes of
Section 13(d)(3) of the Act. The Reporting Persons and the other parties to the Voting Agreement (as defined in Item 4) may also be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this statement.


ITEM  2(B)          ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE.

The principal business address of the Reporting Persons is 6100 Sears Tower, Chicago, Illinois, 60606-6402.


ITEM  2(C)          CITIZENSHIP.

The Fund and GTCR IV are limited partnerships organized under the laws of the State of Delaware. Golder, Thoma, Cressey, Rauner, Inc. is a corporation organized under the laws of the State of Delaware.


ITEM  2(D)          TITLE  OF  CLASS  OF  SECURITIES.

Common  Stock,  par  value  $.01  per  share  ("Common  Stock").


ITEM  2(E)          CUSIP  NO.

90334D  10  9

ITEM  3          IF  THIS  STATEMENT  IS  FILED  PURSUANT  TO RULES 13D-1(B), OR
13D-2(B)  OR  (C),  CHECK  WHETHER  THE  PERSON  FILING  IS  A:

This statement is filed pursuant to Rule 13d-1(k). As such, the listed alternatives are not applicable.


ITEM  4          OWNERSHIP.

(A)     AMOUNT  BENEFICIALLY  OWNED:

The Fund is the registered owner of 7,824,997 shares of Common Stock or approximately 52.5% of the Common Stock outstanding as of December 31, 1999, assuming there were 14,900,593 shares of Common Stock outstanding as of such date (as set forth in the Company's Form 10-Q for the quarter ended September 30, 1999).

The Company, the Fund, and James A. Harris, James A. Harris Grantor Retained Annuity Trust, The James A. Harris Charitable Remainder Unitrust, The Michael J. Stone And Ashia H. Stone Revocable Inter Vivos Trust, Dated June 30, 1989, Jeanne T. Richey, Morris L. Bishop, Jr., The Edward A. Dougherty and Linda F. Dougherty 1998 Family Trust and Charles R. Pullin (together, the "Other Shareholders") are parties to a Shareholders Agreement, dated as of January 24, 1994 (the "Voting Agreement"). The Voting Agreement provides that the parties thereto will vote in the same manner on certain issues, including the election of directors. Collectively, the parties to the Voting Agreement own 58.9% of the outstanding Common Stock of the Company. The Fund and the Other Stockholders may be deemed to be a "group" for purposes of Section 13d-3 of the Act as a result of the Voting Agreement, and, based on the information contained in the Schedule 13G filed by the Other Stockholders with respect to the year ended December 31, 1999, the Fund may be deemed to be the beneficial owner of and share the power to vote or direct the vote of 951,233 additional shares of Common Stock that are subject to the terms of the Voting Agreement as of December 31, 1999. If the Fund was deemed to be the beneficial owner of or share the power to vote or direct the vote of such additional shares of Common Stock, the Fund would be deemed to be the beneficial owner of and share the power to vote or direct the vote of an aggregate of 8,776,230 shares or approximately 58.9% of the Common Stock. Each of the Reporting Persons disclaims beneficial ownership of (and the power to vote or direct the vote of) the shares of Common Stock beneficially owned by the Other Stockholders.

By virtue of the relationship between the Fund and GTCR IV described in Item 2(a), GTCR IV may be deemed to possess indirect beneficial ownership of and share the power to vote or direct the vote of the shares of Common Stock beneficially owned by the Fund, and, by virtue of the relationship between the Fund, GTCR IV and Golder, Thoma, Cressey, Rauner, Inc. described in Item 2(a), Golder, Thoma, Cressey, Rauner, Inc. may be deemed to possess indirect beneficial ownership of and share the power to vote or direct the vote of the Shares of Common Stock beneficially owned by the Fund. GTCR IV and Golder, Thoma, Cressey, Rauner, Inc. disclaim beneficial ownership of (and the power to vote or direct the vote of) the shares of Common Stock beneficially owned by the Fund. The filing of this statement by GTCR IV and Golder, Thoma, Cressey, Rauner, Inc. shall not be construed as an admission that either GTCR IV or Golder, Thoma, Cressey, Rauner, Inc. is, for the purposes Section 13(d) or
Section 13(g) of the Act, the beneficial owner of (or possesses the power to vote or direct the vote of) any securities covered by this statement.


(B) PERCENT OF CLASS: (Assuming 14,900,593 shares outstanding as of December 31, 1999)

52.5%


(C)     NUMBER  OF  SHARES  AS  TO  WHICH  SUCH  PERSON  HAS:

(i)     Sole  power  to  vote  or  to  direct  the  vote:  None (See Item 4(a))

(ii)     Shared  power to vote or to direct the vote:  7,824,997 (See Item 4(a))

(iii)    Sole power to dispose or to direct the disposition of:  None (See Item
         4(a))

(iv) Shared power to dispose or to direct the disposition of: 7,824,997 (See Item 4(a))

ITEM  5          OWNERSHIP  OF  FIVE  PERCENT  OR  LESS  OF  A  CLASS.

If this statement is filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [ ].


ITEM 6          OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

     Not  applicable


ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

     Not  applicable


ITEM  8          IDENTIFICATION  AND  CLASSIFICATION  OF  MEMBERS  OF THE GROUP.

     Not  applicable


ITEM  9          NOTICE  OF  DISSOLUTION  OF  GROUP.

     Not  applicable


ITEM  10          CERTIFICATION.

     Not  applicable

                                    EXHIBITS


Exhibit I Joint Filing Agreement among the Reporting Persons pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February  11,  2000         GOLDER, THOMA, CRESSEY, RAUNER FUND IV, L.P.

                                   By:     GTCR  IV,  L.P., its General Partner

                                   By:     GOLDER, THOMA, CRESSEY, RAUNER, INC.,
                                                its  General  Partner


                                   By:     /s/  Bruce  V.  Rauner
                                           ----------------------
                                   Name:   Bruce  V.  Rauner
                                   Title:  Principal



                                   GTCR  IV,  L.P.

                                   By:     GOLDER, THOMA, CRESSEY, RAUNER, INC.,
                                                its  General  Partner


                                   By:     /s/  Bruce  V.  Rauner
                                           ----------------------
                                   Name:   Bruce  V.  Rauner
                                   Title:  Principal



                                   GOLDER,  THOMA,  CRESSEY,  RAUNER,  INC.


                                   By:     /s/  Bruce  V.  Rauner
                                           ----------------------
                                   Name:   Bruce  V.  Rauner
                                   Title:  Principal